

July 16, 2012

Via E-mail
G. Steven Farris, Chairman and CEO
Apache Corporation
One Post Oak Central
2000 Post Oak Blvd.
Suite 100
Houston, TX 77056-4400

> **Re: Apache Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-04300**

Dear Mr. Farris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Items 1 and 2 – Business and Properties, page 1

Proved Undeveloped Reserves, page 18

1.   It appears that you converted approximately 10.9% of proved undeveloped ("PUD") reserves to proved developed reserves during the fiscal year ended December 31, 2011. We also note your response to our prior comment 7 in our letter dated March 28, 2011 which indicates that PUD conversion ratios in 2009 and 2010 were lower than historical rates (i.e., conversion ratios of approximately 5.7% and 8.8%, respectively). Please provide us with additional detail regarding the rate of PUD conversion during the fiscal year ended December 31, 2011 compared to historical rates and in the context of your

development plans. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X. For additional guidance, refer to questions 131.04 and 131.05 of our Compliance and Disclosure Interpretations regarding Oil and Gas Rules.

Risk Factors, page 23

Our operations involve a high degree of operational risk, page 24

2.   We note disclosure here concerning various operational hazards in your business, and disclosure at page 31 of the Risk Factors section and elsewhere in your filing concerning your routine use of hydraulic fracturing techniques and the prospect of increasing regulation related to hydraulic fracturing. We further note the information you provide on the registry FracFocus.org concerning the chemicals you use. If material, please revise this risk factor or add a new risk factor to disclose the specific operational and financial risks associated with hydraulic fracturing. For instance, we note that you do not discuss any risks associated with potential underground migration or surface spillage or mishandling of fluids or wastewater disposal.

3.   We note that you added cyber attacks to the list of hazards and risks in this risk factor. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology, or the risks posed to your business or operations by cyber attacks, if material. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Commitments and Contingencies, page F-30

4.   We note your disclosure stating that you have an accrued liability of approximately $20 million for all legal contingencies that are deemed to be probable of occurring and can be reasonably estimated. Please expand your disclosure to state whether future amounts for these legal contingencies are expected to materially impact your financial position, results of operations, and liquidity. In addition, please revise to provide similar disclosure with regard to other litigation matters and claims that are deemed to be reasonably possible to occur and with regard to environmental matters disclosed on page F-35 of your filing.

5.   We note that you have provided footnote disclosure regarding a number of legal matters and that approximately $20 million was recorded for all legal contingencies. In addition

to stating that an accrual was recorded, please provide explicit disclosure regarding the range of reasonably possible loss, or, if applicable, that the amount of reasonably possible loss related to your legal contingencies cannot be estimated. Refer to FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at 202-551-3864 or Ethan Horowitz at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Ledbetter at 202-551-3317, Tim Levenberg at 202-551-3707 or me at 202-551-3745 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

Roger Schwall
Assistant Director